No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2026

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

2-3, Toranomon 2-chome, Minato-ku, Tokyo 105-8404, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Contents

Exhibit 1:

Honda to Build New Auto Plant in North America and Invest in Multiple Production Facilities

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Koji Ito
Koji Ito
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: November 9, 2026

[Translation]

November 10, 2026 (Japan Standard Time)

To Whom It May Concern:

Company Name:	Honda Motor Co., Ltd
Representative:	Toshihiro Mibe
Director, President and Representative Executive Officer
(Securities Code: 7267 Prime Market, TSE)
Contact Person:	Sumihiro Takahashi
Head of Accounting and Finance Unit
(TEL: +81-3-3423-1111)

Honda to Build New Auto Plant in North America and Invest in Multiple Production Facilities

Honda Motor Co., Ltd. (“Honda”) today announced its decision to build a new automobile production plant in Ohio, U.S., and to invest in multiple production facilities across North America, including Canada, to strengthen its ability to meet the growing demand for hybrid vehicles in North America.

For details, please see the attached press release.

This transaction is not anticipated to have a material impact on Honda’s consolidated financial results for the fiscal year ending March 31, 2027.

- End -

News Release

November 10, 2026 (Japan Standard Time)

Honda to Boost U.S. Hybrid Production with New $3 Billion U.S. Auto Plant and Investments in Multiple Facilities

•	New $3 billion Ohio auto plant will create more than 2,000 new American jobs and capacity to build an additional 240,000 vehicles a year, with production expected to begin in 2029

•	Strategic investments in Honda’s North American manufacturing facilities will strengthen comprehensive production network and boost hybrid production

•	Investments at Honda plants in Ohio, Alabama, Georgia will expand U.S. production of hybrid-electric vehicles, engines and hybrid systems

•	Multiple new models currently under development at Honda R&D in the U.S. to meet growing customer demand

•	Honda’s U.S. auto production capacity will grow to approximately 1.3 million vehicles a year; hybrid powertrain production capacity in Ohio will increase 250 percent.

MARYSVILLE, Ohio, Nov. 9, 2026 – To meet growing customer demand for hybrid vehicles in North America, Honda today announced it will invest $3 billion to build a new auto plant in Central Ohio, creating more than 2,000 new American jobs and increasing its U.S. auto production capacity to approximately 1.3 million vehicles a year. The new plant, located near Honda’s existing Ohio manufacturing operations, is expected to begin production in 2029, pending final government approvals. The new plant is a part of a broader set of investments at Honda operations in Ohio, Alabama and Georgia that will expand and strengthen an integrated U.S. production network to boost production of hybrid-electric vehicles and the engines and hybrid systems that power them.

“As Honda approaches 50 years of building products close to our customers in America, we are making one of the most significant commitments in our history to position Honda for the next 50 years,” said Bob Nelson, executive vice president of American Honda Motor Co., Inc. “These investments strengthen America’s role as a cornerstone of Honda’s global future and reflect our confidence in our more than 30,000 Honda associates and the strength of American manufacturing. By expanding our comprehensive R&D and manufacturing capabilities, we will be better positioned to serve our customers and contribute to the economic vitality of the communities where we operate.”

Reflecting Honda’s longstanding approach of building products close to its customers, as well as confidence in the region’s workforce, innovation and long-term growth potential, these substantial investments will establish the foundation for next-generation production capabilities and help meet growing customer demand for Honda and Acura products, including hybrid-electric vehicles and multiple new models currently under development by Honda R&D operations in the U.S.

In May 2026, Honda announced plans to introduce 15 new Honda and Acura hybrid models globally by 2030, with North America expected to be the primary market for many of those vehicles. Investments across Honda’s comprehensive manufacturing network in Ohio, Alabama, Georgia and Canada will support that strategy and enable future production of those products in North America.

Together, the new Ohio plant and projects underway at existing Honda facilities will create an integrated manufacturing network for future hybrid and gasoline-powered vehicles, connecting vehicle assembly with expanded engine and hybrid system production. These projects will increase Honda’s U.S. auto production capacity to approximately 1.3 million vehicles a year and North American capacity to approximately 1.9 million.

Key projects across the Honda manufacturing network in North America include:

•	All-New Ohio Plant

The new Honda auto plant in Ohio will be located on land between the company’s existing East Liberty and Marysville Auto Plants. It will be the 4th auto plant in Ohio and Honda’s 9th auto-related production facility in the U.S. With a planned capacity of 240,000 vehicles, the facility will help Honda meet growing customer demand with the flexibility to produce multiple vehicle types and powertrains, including hybrid and gasoline-powered vehicles, as well as battery-electric vehicles. The additional capacity will support Honda’s expanding hybrid vehicle lineup and future production needs.

The new Ohio Honda plant will be one of the most advanced in the world when it comes online in 2029 with leading-edge automation, data-driven technologies and flexible production systems to improve efficiency, quality and competitiveness. While supporting growing demand for hybrid and gasoline-powered vehicles, the plant will provide Honda with the flexibility to adapt production as customer demand, market conditions and electrification trends evolve. Combined with expanded hybrid powertrain capabilities and close collaboration between Honda R&D and manufacturing teams, these investments will help strengthen Honda’s long-term competitiveness in North America.

Ohio was selected for the new auto plant based on a number of factors, including an established highly skilled workforce; close proximity to a large concentration of the company’s U.S. supply base; nearby vehicle development operations, including the adjacent Honda Development & Manufacturing of America, the North American Automotive Development Center (ADC) and the Transportation Research Center (TRC); existing Honda manufacturing operations for vehicles, engines and hybrid systems; and the L-H Battery Company joint venture facility, which will have the flexibility to produce battery cells for both hybrid and all-electric vehicles.

In addition, Honda has been a major supporter of the advancement of academic and workforce programs related to engineering and manufacturing capabilities in Ohio over the past four decades, including investment of $132 million in research facilities and endowed chairs at The Ohio State University, in addition to regional work-study partnerships with two-year academic institutions like Columbus State.

•	Alabama Auto/Engine Plant

Honda is investing in its Alabama Auto Plant (AAP), which will mark the 25th anniversary of vehicle production this fall, to increase production capacity and expand engine production for a new V6 hybrid engine. The investment will renew key vehicle and engine production operations and include one of the most significant renovations of Line 1 since the plant began production in 2001. These changes will add flexibility to build multiple vehicle models on the company’s two vehicle production lines and strengthen the plant’s role in the future Honda hybrid vehicle strategy.

•	Retooling the AAP engine production facility includes the addition of new equipment for production of a new V6 hybrid engine and expanding production capacity.

•

Retooling for vehicle production includes infrastructure updates on Line 1 that will enable the line to produce the Passport, which is currently built only on Line 2. This includes innovation activities across the plant in production and quality areas, helping to increase capacity, flexibility and overall operational efficiency.

•	Anna Engine Plant (AEP) in Ohio

Honda is undertaking major retooling of existing engine production equipment at the Anna Engine Plant (AEP), the largest Honda engine plant in the world, as well as establishing a parts consolidation center to support production.

•	AEP is retooling an existing production line to produce a next-generation 4-cylinder Atkinson-cycle engine for future compact and midsize vehicles built in North America.

•	AEP is expanding a new on-site parts consolidation center, expected to begin operation next year, that will improve logistics efficiency and support future production growth.

•	Hybrid System Production in Ohio and Georgia

Ohio: Honda has begun retooling the Honda Transmission Plant-Ohio (TMP-O) to support production of two next-generation Honda Hybrid systems for both compact and midsize vehicles as well as larger models built in North America, increasing production capacity of hybrid systems by 250 percent in the coming years.

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The project transforms an existing transmission production line into a second hybrid system line even as the plant continues to support current vehicle production, reflecting the flexibility and experience of TMP-O associates.

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TMP-O has been producing a two-motor hybrid system for Honda vehicles made in the U.S. including CR-V, Accord and Civic. TMP-O is currently preparing for production of a next-generation Honda Hybrid system that will go into production next year.

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At the same time, TMP-O has begun planning for production of a hybrid system for larger models that will go into production at Honda plants in the U.S. in the coming years. TMP-O also will serve as the lead plant for this larger system.

Georgia: Honda Transmission Plant-Georgia (TMP-G) will begin production of next-generation hybrid systems for larger vehicles in the coming years.

•	TMP-G currently makes the 10-speed automatic transmission for Honda and Acura models made in Alabama and Ohio.

•

The hybrid system project will require the Georgia plant to install a new transmission assembly production line. Associates at TMP-G will collaborate closely with their counterparts at TMP-O after the larger hybrid system goes into production in the coming years.

•	Hybrid Vehicle Development in the U.S.

Designers and engineers at ADC operations in California and Ohio are currently developing multiple new models for the Honda and Acura brands. The proximity of the vehicle development center to Honda manufacturing operations in the U.S. enables Honda manufacturing and R&D engineers to work closely together from the early stages of development to improve manufacturability, quality and efficiency for new model launches.

•	Honda of Canada Mfg.

After 40 years of vehicle production in Canada, Honda will invest in updates and retooling of production operations at Honda of Canada Mfg. in Alliston, Ontario, to support production of next-generation hybrid-electric and gasoline-powered models, including the reintroduction of engine manufacturing. The project will include future planned investments and related expenses, while enhancing quality, efficiency and manufacturing flexibility.

•	Honda’s U.S. Investment by the Numbers

$3 billion – new Ohio auto plant investment

2,000+ – new American jobs

240,000 – annual capacity for the new plant

1.3 million – approximate total annual U.S. auto production capacity after expansion

250 percent – increase in hybrid powertrain system capacity in Ohio

3 states – Ohio, Alabama and Georgia

•	Honda Manufacturing in North America

Honda has been manufacturing in North America for nearly 50 years, with automobile production beginning in 1982 at the Marysville Auto Plant in Ohio. In 2025, nearly 99% of all Honda and Acura automobiles sold in the U.S. were made in North America.

Over the past five decades, Honda has steadily grown local production capabilities and now employs about 33,000 associates in North America who support manufacturing operations at 18 Honda plants with the annual capacity to produce 1.6 million automobiles, nearly 2 million engines, 52,000 power equipment products and about 250,000 powersports products, as well as the HondaJet advanced light jet and GE Honda HF120 turbofan engines.

Cumulatively, Honda has invested more than $28 billion in its North American manufacturing capabilities, including more than $3.1 billion over the past five years alone. The company works with over 750 original equipment suppliers in North America with cumulative parts purchases of over $631 billion since 1982.

Learn more with the Honda Digital FactBook.